

Mail Stop 3561

November 18, 2008

Mr. Ian Stuart
Interim President and Chief Executive Officer
Access Plans USA, Inc.
4929 West Royal Lane, Suite 200
Irving, Texas 75063

      Re: **Access Plans USA, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed April 2, 2008
              Form 10-Q for Fiscal Quarter Ended March 31, 2008
              Filed May 9, 2008
              Form 8-K Filed May 16, 2008
              File No. 1-15667

Dear Mr. Stuart:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William H. Thompson
                    Branch Chief